SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 July 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Board Appointments dated 21 July 2010
99.2	Holding(s) in Company dated 27 July 2010

Exhibit No: 99.1

21 July 2010
InterContinental Hotels Group PLC
Board Appointments

InterContinental Hotels Group PLC (IHG) today announces the appointments of Jim Abrahamson and Kirk Kinsell as Executive Directors of the Board. Such appointments will be effective as from 1 August 2010 and each will retain their current respective responsibilities in IHG as Presidents of the Americas and of the Europe, Middle East and Africa (EMEA) regions.

Jim - President, The Americas - joined IHG as an Executive Committee member in January 2009 from Global Hyatt Corporation. He has over 30 years of management experience in hotel operations, branding, development and franchisee relations, including 12 years with Hilton Hotels Corporation.

Kirk - President, EMEA - joined IHG in 2002 from Micell Technologies, having previously held senior franchise and brand operations roles with the former Holiday Inn Corporation, ITT Sheraton and Avado Brands Inc. His first role with IHG was as Chief Development Officer for the Americas region, and he was appointed to the Executive Committee as President, EMEA in September 2007. He has over 25 years experience in the hospitality industry.
Commenting on their appointments, David Webster, IHG's non-executive Chairman, said: "Both Jim and Kirk are highly regarded within the hotel industry with a deep understanding of the hotel business.  They have already performed extremely well as part of our Executive team and I am delighted that they are now joining the Board adding greater executive representation and wider operational experience."

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176

Media Enquiries (Leslie McGibbon: Emma Corcoran):	+44 (0) 1895 512 426

Notes to Editors:

Note to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 4,400 hotels and more than 650,000 guest rooms in 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo
®
, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®    and Candlewood Suites®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 48 million members worldwide.

IHG has over 1,300 hotels in its development pipeline, which will create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from InterContinental Hotels Group, visit our online Press Office at
www.ihg.com/media

Note

No Information is required to be disclosed pursuant to LR 9.6.13R in respect of these appointments.

Exhibit No: 99.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Ellerman Corporation Limited
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	26 July 2010
6. Date on which issuer notified:	27 July 2010
7. Threshold(s) that is/are crossed or reached:	10% to less than 3%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares		Number of voting rights		% of voting rights
			Direct	Indirect	Direct	Indirect	Direct	Indirect
ORDINARY SHARES	29,921,742	29,921,742	0	0	0	0	0%	0%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
0	0%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
n/a

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 July 2010